Exhibit 2

Exhibit 2

Stock Listing Information

NYSE (ADS)

Ticker: CX

MEXICAN STOCK EXCHANGE

Ticker: CEMEXCPO

Ratio of CEMEXCPO TO CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E Mail:

ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	32, 932	33,029	0%		17,310	17,783	(3%)	
Consolidated ready-mix volume (thousand cubic meters)	26,687	26,436	1%		14,231	14,156	1%	
Consolidated aggregates volume (thousand metric tons)	74,796	77,763	(4%)		41,246	42,592	(3%)	
Net sales	7,373	7,529	(2%)	2%	3,861	4,160	(7%)	1%
Gross profit	2,104	2,109	0%	5%	1,157	1,153	0%	11%
Gross profit margin	28.5%	28.0%	0.5pp		30.0%	27.7%	2.3pp	
Operating income	612	435	41%	63%	368	257	43%	60%
Operating Income margin	8.3%	5.8%	2.5pp		9.5%	6.2%	3.3pp	
Consolidated net income (loss)	(211)	(436)	52%		(180)	(205)	12%	
Controlling interest net income (loss)	(217)	(438)	50%		(187)	(209)	10%	
Operating EBITDA	1,273	1,164	9%	17%	702	633	11%	22%
Operating EBITDA margin	17.3%	15.5%	1.8pp		18.2%	15.2%	3.0pp	
Free cash flow after maintenance capital expenditures	(258)	(345)	25%		21	(40)	N/A	
Free cash flow	(318)	(391)	19%		(24)	(73)	67%	
Net debt plus perpetual notes	17,012	17,681	(4%)		17,012	17,681	(4%)	
Total debt	17,167	17,246	0%		17,167	17,246	0%	
Total debt plus perpetual notes	17,637	18,424	(4%)		17,637	18,424	(4%)	
Earnings (loss) per ADS	(0.20)	(0.40)	51%		(0.17)	(0.19)	11%	
Fully diluted earnings per ADS	(0.20)	(0.40)	51%		(0.17)	(0.19)	11%	
Average ADSs outstanding	1,113.4	1,107.0	1%		1,114.2	1,107.1	1%	
Employees	45,022	45,792	(2%)		45,022	45,792	(2%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1] For 2012 and 2011, the effects on the denominator and numerator of potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share

Consolidated net sales in the second quarter of 2012 decreased to US$3,861 million, representing a decline of 7% compared with the second quarter of 2011, or an increase of 1% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations. The like-to-like increase in consolidated net sales was due to higher prices in local currency terms in all our regions partially mitigated by lower volumes in Mexico, Northern Europe and the Mediterranean operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales decreased by 2.3pp during the second quarter of 2012 compared to the same period last year. The decrease was mainly the result of savings from our cost reduction initiatives and lower fuel costs. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales decreased by 1.2pp during the second quarter of 2012 compared with the same period last year, from 21.6% to 20.4%. The decrease in SG&A expenses during the quarter was mainly due to savings from our cost reduction initiatives.

Operating EBITDA increased by 11% to US$702 million during the second quarter of 2012 compared with the same period last year. The increase was due mainly to higher contributions from our U.S., South, Central America and the Caribbean, and Asia regions, as well as our cost reduction initiatives. On a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations, operating EBITDA increased by 22% in the second quarter of 2012 compared with the same period last year. **Operating EBITDA margin** increased by 3.0pp from 15.2% in the second quarter of 2011 to 18.2% this quarter, mainly as a result of savings from our cost reduction initiatives.

Exchange gain (loss), net, for the quarter was a loss of US$118 million, resulting mainly from the depreciation of the euro and the Mexican peso against the US dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$16 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$187 million in the second quarter of 2012, versus a loss of US$209 million in the same quarter in 2011. The smaller quarterly loss mainly reflects higher operating income and a decrease in other expenses, net, partially offset by losses related to financial instruments and foreign-exchange fluctuations.

Total debt plus perpetual notes decreased by US$529 million during the quarter.

2012 Second Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	1,670	1,808	(8%)	4%	833	968	(14%)	1%
Operating EBITDA	597	607	(2%)	10%	300	312	(4%)	13%
Operating EBITDA margin	35.7%	33.6%	2.1pp		36.0%	32.2%	3.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(1%)	(5%)	(5%)	(8%)	(7%)	(8%)
Price (USD)	(8%)	(10%)	(6%)	(10%)	(8%)	(14%)
Price (local currency)	4%	5%	6%	6%	3%	1%

Our Mexican operations' domestic gray cement volumes decreased by 5% during the quarter versus the same period last year, while ready-mix volumes declined by 8% during the same period. During the first six months of the year, domestic gray cement volumes decreased by 1% while ready-mix volumes declined by 5% versus the comparable period a year ago.

During the quarter, the year-over-year decrease in volume was due in part to a high base of comparison as the second quarter 2011 cement volumes were the highest in the last three years. A more-cautious-than-expected stance from the government towards infrastructure spending during the electoral period affected this sector. In addition, there was a decline in volumes to the formal residential sector as homebuilders continued to face working-capital financing constraints.

United States

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	1,480	1,200	23%	17%	795	693	15%	15%
Operating EBITDA	3	(62)	N/A	N/A	27	(17)	N/A	N/A
Operating EBITDA margin	0.2%	(5.2%)	5.4pp		3.3%	(2.5%)	5.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	21%	19%	31%	15%	9%	5%
Price (USD)	0%	1%	3%	2%	3%	2%
Price (local currency)	0%	1%	3%	2%	3%	2%

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States increased by 19%, 15%, and 5%, respectively, during the second quarter of 2012 versus the same period last year. During the first half of the year and on a year-over-year basis, domestic gray cement, ready-mix, and aggregates volumes increased by 21%, 31%, and 9%, respectively. On a like-to-like basis for the ongoing operations, ready-mix and aggregates volumes increased by 18% and 7% respectively, during the first half of the year versus the comparable period in 2011. Sales volumes for the quarter reflect an improved demand in most of our markets and regions. Activity from the residential sector continues its positive trend, supported by the favorable dynamics in the housing market. The industrial-and-commercial sector and, to a lesser extent, the infrastructure sector also contributed positively.

2012 Second Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	1,978	2,314	(15%)	(8%)	1,100	1,345	(18%)	(8%)
Operating EBITDA	180	157	15%	21%	122	150	(19%)	(8%)
Operating EBITDA margin	9.1%	6.8%	2.3pp		11.1%	11.1%	0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(14%)	(14%)	(9%)	(8%)	(9%)	(7%)
Price (USD)	(6%)	(9%)	(6%)	(10%)	(4%)	(8%)
Price (local currency)	3%	3%	2%	2%	3%	3%

Our domestic gray cement volumes in the Northern Europe region decreased by 14% during the second quarter of 2012 and by 14% during the first half of the year versus the same period in 2011.

In the United Kingdom, domestic gray cement, ready-mix, and aggregates volumes decreased, on a year-over-year basis, by 8%, 13%, and 14%, respectively, during the second quarter of 2012. For the first six months of the year our domestic gray cement, ready-mix, and aggregates volumes decreased by 11%, 17%, and 15%, respectively, versus the comparable period in the previous year. Delays in major infrastructure projects, unfavorable macroeconomic conditions and the associated cuts in public spending reduced the demand for our products. Investment from the residential sector was constrained due to lower consumer confidence and the overall weakening of the economy. In addition, record high levels of rainfall, including severe flooding in some areas, affected volumes during the quarter.

In our operations in France, domestic ready-mix and aggregates volumes decreased by 5% and by 2%, respectively, during the second quarter of 2012 versus the comparable period last year. During the first six months of the year, ready-mix and aggregates volumes decreased by 5% and by 6%, respectively, on a year-over-year basis. Construction activity for the quarter was affected by adverse weather conditions. The residential sector continued to be the main driver for our volumes during the quarter. Performance from the infrastructure sector continued stable supported by ongoing projects.

In Germany, our domestic gray cement volumes decreased by 13% during the second quarter and by 15% during the first half of the year versus the comparable periods in 2011. A reduction in government spending negatively affected the infrastructure sector. The residential construction sector continued to grow during the quarter. Activity from the industrial-and-commercial sector was driven by the strength in the manufacturing sector as well as construction of offices and commercial buildings.

Domestic gray cement volumes of our operations in Poland decreased by 15% during the quarter and by 13% during the first six months of the year versus the comparable periods in 2011. During the quarter, infrastructure spending declined from a very high base in 2011, as construction activity related to roads and sports infrastructure in anticipation to the EURO2012 football championship came to an end. The industrial-and-commercial sector showed favorable performance during the quarter.

2012 Second Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	761	913	(17%)	(11%)	384	477	(20%)	(12%)
Operating EBITDA	193	241	(20%)	(16%)	96	125	(23%)	(18%)
Operating EBITDA margin	25.4%	26.4%	(1.0pp)		25.0%	26.2%	(1.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(20%)	(25%)	(11%)	(10%)	(18%)	(17%)
Price (USD)	(8%)	(6%)	(3%)	(5%)	(5%)	(8%)
Price (local currency)	(3%)	0%	5%	6%	3%	4%

Our domestic gray cement volumes in the Mediterranean region decreased by 25% during the second quarter and by 20% during the first half of the year versus the same periods in 2011.

Domestic gray cement and ready-mix volumes for our operations in Spain decreased by 42% and 43%, respectively, on a year-over-year basis during the quarter. For the first half of the year, domestic gray cement volumes declined by 42%, while ready-mix volumes fell by 46% compared with the same period in 2011. The decrease in volumes for building materials during the quarter reflects the continued weak demand from all segments. Austerity measures continue to affect investments in the infrastructure sector. Weak market fundamentals, evidenced by economic uncertainty, high unemployment, limited credit availability, and high inventories continue to affect the performance of the residential sector. The industrial-and-commercial sector was negatively affected by weak domestic demand and tight credit conditions.

In Egypt, our domestic gray cement volumes decreased by 18% during the second quarter of 2012 and decreased by 10% during the first six months of the year versus the comparable periods in 2011. In anticipation of the presidential elections, infrastructure spending was constrained during the quarter. The residential sector continued to drive consumption during the quarter.

South, Central America and the Caribbean

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	1,054	841	25%	26%	529	440	20%	22%
Operating EBITDA	367	233	57%	53%	189	120	58%	57%
Operating EBITDA margin	34.9%	27.7%	7.2pp		35.8%	27.2%	8.6pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	7%	6%	10%	6%	12%	8%
Price (USD)	12%	10%	19%	17%	11%	8%
Price (local currency)	13%	12%	19%	18%	10%	9%

Our domestic gray cement volumes in the region increased by 6% during the second quarter of 2012 and by 7% during the first six months of the year versus the comparable periods last year.

Domestic gray cement volumes for our operations in Colombia increased by 10% during the second quarter and by 9% during the first half of the year on a year-over-year basis. Construction activity during the quarter was driven by the residential sector, which benefited from growth in low-income housing, low unemployment, and strong market dynamics. The industrial-and-commercial sector continued with its positive trend, especially in the construction of office buildings, warehouses, hotels, and shopping centers. The infrastructure sector slowed in the first half of the year as recently appointed local governments reviewed their development plans, which were approved in May.

2012 Second Quarter Results Page 5

OPERATING RESULTS

Asia

	January – June				Second quarter			
	2012	2011	% Var.	l-t-l % Var.*	2012	2011	% Var.	l-t-l % Var.*
Net sales	270	251	8%	8%	142	129	10%	11%
Operating EBITDA	42	44	(4%)	(3%)	30	22	35%	35%
Operating EBITDA margin	15.6%	17.4%	(1.8pp)		20.9%	17.0%	3.9pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	16%	21%	(16%)	(16%)	(52%)	(40%)
Price (USD)	4%	7%	0%	(2%)	(8%)	(9%)
Price (local currency)	4%	7%	1%	(1%)	(6%)	(5%)

Our domestic gray cement volumes in the region increased by 21% during the second quarter and by 16% during the first six months of 2012 on a year-over-year basis.

In the Philippines, our domestic gray cement volumes increased by 27% during the second quarter of 2012 and by 20% during the first half of 2012 versus the comparable periods of last year. Volumes for the quarter benefited from the continued recovery in infrastructure spending. The residential sector showed continuous growth, supported by strong remittances and increased affordability of funds for housing acquisitions. In addition, the industrial-and-commercial sector also exhibited growth in the quarter.

2012 Second Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow

	January – June			Second quarter		
	2012	2011	% Var.	2012	2011	% Var.
Operating income	612	435	41%	368	257	43%
+ Depreciation and operating amortization	661	729		334	377	
Operating EBITDA	1,274	1,164	9%	702	633	11%
- Net financial expense	681	651		347	333	
- Maintenance capital expenditures	124	86		74	64	
- Change in working capital	462	549		164	127	
- Taxes paid	250	152		76	86	
- Other cash items (net)	15	70		21	63	
Free cash flow after maintenance capital expenditures	(258)	(345)	25%	21	(40)	N/A
- Strategic capital expenditures	60	46		45	34	
Free cash flow	(318)	(391)	19%	(24)	(73)	67%

In millions of US dollars, except percentages.

The reduction in the cash balance was mainly used to reduce debt (including *Certificados Bursátiles* which were scheduled to mature in April and September 2012 and for which a reserve had been created) as well as to meet the negative free cash flow during the quarter. Our debt reduction during the quarter reflects a positive foreign-exchange conversion effect of US$174 million.

Information on Debt and Perpetual Notes

	Second quarter			First quarter
	2012	2011	% Var.	2012
Total debt [1]	17,167	17,246	0%	17,676
Short-term	1%	2%		2%
Long-term	99%	98%		98%
Perpetual notes	470	1,177	(60%)	490
Cash and cash equivalents	625	743	(16%)	1,008
Net debt plus perpetual notes	17,012	17,681	(4%)	17,158
Consolidated funded debt [2]/Operating EBITDA [3]	6.15			6.40
Interest coverage [3] [4]	1.99			1.93

	Second quarter	
	2012	2011
Currency denomination		
US dollar	82%	74%
Euro	16%	22%
Mexican peso	2%	4%
Other	0%	1%
Interest rate		
Fixed	56%	55%
Variable	44%	45%

In millions of US dollars, except percentages and ratios.

[1] Includes convertible notes and capital leases, in accordance with IFRS

[2] Consolidated Funded Debt as of June 30, 2012 was US$15,208 million, in accordance with our contractual obligations under the Financing Agreement

[3] Operating EBITDA calculated in accordance with IFRS

[4] Interest expense calculated in accordance with our contractual obligations under the Financing Agreement

2012 Second Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,870,997,842
Stock-based compensation	9,319,423
End-of-quarter CPO-equivalent units outstanding	10,880,317,265

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible notes which, upon conversion, will increase the number of CPOs outstanding by approximately 194 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2012, executives had outstanding options on a total of 92,070,961CPOs, with a weighted-average strike price of approximately US$1.99 per CPO (equivalent to US$19.85 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2012, our executives held 36,951,308 restricted CPOs, representing 0.3% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second quarter		First quarter
	2012	2011	2012
Notional amounts of equity related derivatives (1)(2)	2,774	2,969	2,787
Estimated aggregate fair market value (1) (3) (4)	(11)	(154)	(38)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under International Financial Reporting Standards ("IFRS"), companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2012, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in assets and liabilities resulting in a net asset of US$38 million, including a liability of US$142 million corresponding to an equity embedded derivative related to our convertible notes, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2012, the notional amount of this derivative was US$185 million, with a positive fair market value of approximately US$49 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees' pension fund trust. As of June 30, 2012, the fair value of this financial guarantee represented a liability of US$10 million, which is net of a collateral deposit of US$186 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$202 million as of June 30, 2012.

(4) Includes, as required by IFRS, changes in fair value of conversion call options embedded in CEMEX's convertible notes, representing as of June 30, 2012 and 2011 US$142 million and US$293 million, respectively.

2012 Second Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - June				Second Quarter			
	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Net Sales	7,373,122	7,529,196	(2%)	2%	3,861,364	4,159,823	(7%)	1%
Cost of Sales	(5,269,536)	(5,420,548)	3%		(2,704,607)	(3,006,469)	10%	
Gross Profit	2,103,586	2,108,648	(0%)	5%	1,156,757	1,153,354	0%	11%
Selling, General and Administrative Expenses	(1,491,701)	(1,673,837)	11%		(788,589)	(896,622)	12%	
Operating Income	611,885	434,810	41%	63%	368,168	256,732	43%	60%
Other Expenses, Net	(36,529)	(229,483)	84%		(19,157)	(191,282)	90%	
Operating Income After Other Expenses, Net	575,355	205,327	180%		349,011	65,450	433%	
Financial Expenses	(715,345)	(668,274)	(7%)		(362,314)	(344,758)	(5%)	
Financial Income	23,798	17,164	39%		9,614	6,800	41%	
Exchange Gain (loss), Net	24,567	137,697	(82%)		(118,139)	22,040	N/A	
Gain (loss) on Financial Instruments	12,135	57,000	(79%)		(15,883)	101,547	N/A	
Total Comprehensive Financing (cost) Income	(654,845)	(456,414)	(43%)		(486,723)	(214,371)	(127%)	
Net Income Before Income Taxes	(79,490)	(251,086)	68%		(137,712)	(148,920)	8%	
Income Tax	(143,128)	(155,780)	8%		(55,351)	(44,511)	(24%)	
Net Income Before Participation of Uncons. Subs.	(222,618)	(406,866)	45%		(193,063)	(193,431)	0%	
Participation in Unconsolidated Subsidiaries	12,021	(29,463)	N/A		12,812	(11,631)	N/A	
Consolidated Net Income (loss)	(210,597)	(436,329)	52%		(180,251)	(205,062)	12%	
Non-controlling interest Net Income (loss)	6,809	1,961	247%		6,854	3,754	83%	
CONTROLLING INTEREST NET INCOME (LOSS)	(217,406)	(438,290)	50%		(187,105)	(208,816)	10%	
Operating EBITDA	1,273,158	1,163,913	9%	17%	702,391	633,251	11%	22%
Earnings (loss) per ADS	(0.20)	(0.40)	51%		(0.17)	(0.19)	11%	

BALANCE SHEET	As of June 30		
	2012	2011	% Var.
Total Assets	38,389,999	42,079,861	(9%)
Cash and Temporary Investments	625,081	742,683	(16%)
Trade Accounts Receivables	2,169,761	2,399,249	(10%)
Other Receivables	466,507	602,840	(23%)
Inventories	1,304,872	1,382,024	(6%)
Other Current Assets	365,228	326,305	12%
Current Assets	4,931,448	5,453,100	(10%)
Fixed Assets	16,560,420	18,471,157	(10%)
Other Assets	16,898,131	18,155,604	(7%)
Total Liabilities	26,439,703	27,902,799	(5%)
Current Liabilities	4,015,209	4,963,726	(19%)
Long-Term Liabilities	14,850,640	14,990,029	(1%)
Other Liabilities	7,573,854	7,949,044	(5%)
Consolidated Stockholders' Equity	11,950,296	14,177,062	(16%)
Non-controlling Interest and Perpetual Instruments	698,499	1,477,761	(53%)
Stockholders' Equity Attributable to Controlling Interest	11,251,797	12,699,301	(11%)

2012 Second Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - June			Second Quarter		
INCOME STATEMENT	2012	2011	% Var.	2012	2011	% Var.
Net Sales	97,693,863	88,995,096	10%	52,475,938	48,253,949	9%
Cost of Sales	(69,821,349)	(64,070,878)	(9%)	(36,755,605)	(34,875,042)	(5%)
Gross Profit	27,872,515	24,924,217	12%	15,720,333	13,378,907	18%
Selling, General and Administrative Expenses	(19,765,043)	(19,784,758)	0%	(10,716,927)	(10,400,818)	(3%)
Operating Income	8,107,472	5,139,460	58%	5,003,405	2,978,089	68%
Other Expenses, Net	(484,014)	(2,712,491)	82%	(260,343)	(2,218,866)	88%
Operating Income After Other Expenses, Net	7,623,458	2,426,968	214%	4,743,062	759,224	525%
Financial Expenses	(9,478,315)	(7,899,003)	(20%)	(4,923,848)	(3,999,191)	(23%)
Financial Income	315,320	202,875	55%	130,648	78,884	66%
Exchange Gain (loss), Net	325,510	1,627,582	(80%)	(1,605,513)	255,660	N/A
Gain (loss) on Financial Instruments	160,789	673,738	(76%)	(215,852)	1,177,949	N/A
Total Comprehensive Financing (cost) Income	(8,676,696)	(5,394,808)	(61%)	(6,614,566)	(2,486,698)	(166%)
Net Income Before Income Taxes	(1,053,239)	(2,967,840)	65%	(1,871,503)	(1,727,474)	(8%)
Income Tax	(1,896,446)	(1,841,318)	(3%)	(752,222)	(516,324)	(46%)
Net Income Before Participation of Uncons. Subs.	(2,949,685)	(4,809,158)	39%	(2,623,726)	(2,243,798)	(17%)
Participation in Unconsolidated Subsidiaries	159,274	(348,248)	N/A	174,119	(134,923)	N/A
Consolidated Net Income (loss)	(2,790,410)	(5,157,406)	46%	(2,449,607)	(2,378,721)	(3%)
Non-controlling interest Net Income (loss)	90,213	23,184	289%	93,151	43,545	114%
CONTROLLING INTEREST NET INCOME (LOSS)	(2,880,624)	(5,180,590)	44%	(2,542,758)	(2,422,266)	(5%)
Operating EBITDA	16,869,342	13,757,451	23%	9,545,499	7,345,717	30%
Earnings (loss) per ADS	(2.59)	(4.68)	45%	(2.28)	(2.19)	(4%)

	As of June 30		
BALANCE SHEET	2012	2011	% Var.
Total Assets	512,890,389	493,175,971	4%
Cash and Temporary Investments	8,351,076	8,704,240	(4%)
Trade Accounts Receivables	28,988,005	28,119,196	3%
Other Receivables	6,232,528	7,065,281	(12%)
Inventories	17,433,089	16,197,317	8%
Other Current Assets	4,879,443	3,824,298	28%
Current Assets	65,884,142	63,910,332	3%
Fixed Assets	221,247,215	216,481,963	2%
Other Assets	225,759,032	212,783,676	6%
Total Liabilities	353,234,430	327,020,801	8%
Current Liabilities	53,643,197	58,174,865	(8%)
Long-Term Liabilities	198,404,547	175,683,145	13%
Other Liabilities	101,186,686	93,162,791	9%
Consolidated Stockholders' Equity	159,655,959	166,155,169	(4%)
Non-controlling Interest and Perpetual Instruments	9,331,948	17,319,359	(46%)
Stockholders' Equity Attributable to Controlling Interest	150,324,011	148,835,809	1%

2012 Second Quarter Results

Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
NET SALES	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	1,670,216	1,808,035	(8%)	4%	832,651	968,175	(14%)	1%
USA	1,479,641	1,199,919	23%	17%	795,331	693,339	15%	15%
Northern Europe	1,978,007	2,314,360	(15%)	(8%)	1,099,956	1,344,905	(18%)	(8%)
Mediterranean	761,397	912,587	(17%)	(11%)	383,902	476,944	(20%)	(12%)
South, Central America and the Caribbean	1,053,552	840,878	25%	26%	529,178	439,525	20%	22%
Asia	270,139	251,004	8%	8%	141,906	129,306	10%	11%
Others and intercompany eliminations	*160,169*	*202,413*	*(21%)*	*(21%)*	*78,441*	*107,629*	*(27%)*	*(27%)*
TOTAL	7,373,122	7,529,196	(2%)	2%	3,861,364	4,159,823	(7%)	1%

GROSS PROFIT	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	821,414	869,845	(6%)	6%	413,281	459,539	(10%)	5%
USA	76,389	(43,811)	N/A	N/A	53,561	(877)	N/A	N/A
Northern Europe	442,200	522,385	(15%)	(9%)	301,655	353,342	(15%)	(5%)
Mediterranean	249,080	322,951	(23%)	(18%)	125,823	167,706	(25%)	(18%)
South, Central America and the Caribbean	497,939	321,070	55%	55%	241,010	166,013	45%	47%
Asia	60,162	68,725	(12%)	(13%)	39,021	34,821	12%	12%
Others and intercompany eliminations	*(43,599)*	*47,483*	*N/A*	*N/A*	*(17,594)*	*(27,190)*	*35%*	*35%*
TOTAL	2,103,586	2,108,648	(0%)	5%	1,156,757	1,153,354	0%	11%

OPERATING INCOME	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	496,651	504,524	(2%)	10%	252,678	259,966	(3%)	14%
USA	(254,862)	(345,563)	26%	31%	(106,906)	(163,125)	34%	34%
Northern Europe	55,476	5,882	843%	867%	60,083	72,209	(17%)	(4%)
Mediterranean	134,148	179,083	(25%)	(22%)	66,267	93,738	(29%)	(25%)
South, Central America and the Caribbean	325,769	183,245	78%	77%	168,430	95,486	76%	76%
Asia	28,007	29,097	(4%)	(3%)	22,811	14,738	55%	55%
Others and intercompany eliminations	*(173,305)*	*(121,457)*	*(43%)*	*(51%)*	*(95,194)*	*(116,281)*	*18%*	*6%*
TOTAL	611,885	434,810	41%	63%	368,168	256,732	43%	60%

2012 Second Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - June				Second Quarter			
OPERATING EBITDA	2012	2011	% Var.	like-to-like % Var. *	2012	2011	% Var.	like-to-like % Var. *
Mexico	596,910	606,837	(2%)	10%	300,124	311,999	(4%)	13%
USA	2,590	(62,335)	N/A	N/A	26,639	(17,087)	N/A	N/A
Northern Europe	179,906	157,108	15%	21%	121,581	149,567	(19%)	(8%)
Mediterranean	193,303	240,650	(20%)	(16%)	95,791	124,948	(23%)	(18%)
South, Central America and the Caribbean	367,172	233,277	57%	53%	189,387	119,755	58%	57%
Asia	42,019	43,631	(4%)	(3%)	29,649	22,027	35%	35%
Others and intercompany eliminations	*(108,743)*	*(55,255)*	*(97%)*	*(91%)*	*(60,780)*	*(77,958)*	*22%*	*10%*
TOTAL	1,273,158	1,163,913	9%	17%	702,391	633,252	11%	22%

OPERATING EBITDA MARGIN	2012	2011	2012	2011
Mexico	35.7%	33.6%	36.0%	32.2%
USA	0.2%	(5.2%)	3.3%	(2.5%)
Northern Europe	9.1%	6.8%	11.1%	11.1%
Mediterranean	25.4%	26.4%	25.0%	26.2%
South, Central America and the Caribbean	34.9%	27.7%	35.8%	27.2%
Asia	15.6%	17.4%	20.9%	17.0%
TOTAL	17.3%	15.5%	18.2%	15.2%

2012 Second Quarter Results

Page 12

OPERATING RESULTS

cemex

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - June			Second quarter		
	2012	2011	% Var.	2012	2011	% Var.
Consolidated cement volume [1]	32,932	33,029	(0%)	17,310	17,783	(3%)
Consolidated ready-mix volume [2]	26,687	26,436	1%	14,231	14,156	1%
Consolidated aggregates volume [2]	74,796	77,763	(4%)	41,246	42,592	(3%)

Per-country volume summary

	January - June	Second quarter	Second quarter 2012 Vs.
DOMESTIC GRAY CEMENT VOLUME	2012 Vs. 2011	2012 Vs. 2011	First quarter 2012
Mexico	(1%)	(5%)	7%
U.S.A.	21%	19%	20%
Northern Europe	(14%)	(14%)	50%
Mediterranean	(20%)	(25%)	(4%)
South, Central America and the Caribbean	7%	6%	(1%)
Asia	16%	21%	8%
READY-MIX VOLUME			
Mexico	(5%)	(8%)	3%
U.S.A.	31%	15%	9%
Northern Europe	(9%)	(8%)	34%
Mediterranean	(11%)	(10%)	1%
South, Central America and the Caribbean	10%	6%	6%
Asia	(16%)	(16%)	5%
AGGREGATES VOLUME			
Mexico	(7%)	(8%)	8%
U.S.A.	9%	5%	10%
Northern Europe	(9%)	(7%)	44%
Mediterranean	(18%)	(17%)	3%
South, Central America and the Caribbean	12%	8%	4%
Asia	(52%)	(40%)	69%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

[2] The 2011 consolidated volumes do not include the Ready Mix USA's volumes from April 1, 2011 to July 31, 2011 due to the IFRS migration which changed Ready Mix consolidation date from August 1, 2011 to March 31, 2011.

2012 Second Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

January—June Second quarter Second quarter 2012 Vs.

DOMESTIC GRAY CEMENT PRICE 2012 Vs. 2011 2012 Vs. 2011 First quarter 2012

Mexico (8%) (10%) (5%)

U.S.A. 0% 1% 2%

Northern Europe (*) (6%) (9%) (6%)

Mediterranean (*) (8%) (6%) 3%

South, Central America and the Caribbean (*) 12% 10% 1%

Asia (*) 4% 7% 6%

READY-MIX PRICE

Mexico (6%) (10%) (4%)

U.S.A. 3% 2% 2%

Northern Europe (*) (6%) (10%) (9%)

Mediterranean (*) (3%) (5%) (1%)

South, Central America and the Caribbean (*) 19% 17% (0%)

Asia (*) 0% (2%) (3%)

AGGREGATES PRICE

Mexico (8%) (14%) (6%)

U.S.A. 3% 2% 1%

Northern Europe (*) (4%) (8%) (11%)

Mediterranean (*) (5%) (8%) (1%)

South, Central America and the Caribbean (*) 11% 8% 2%

Asia (*) (8%) (9%) 0%

(*) Volume weighted-average price.

2012 Second Quarter Results

OPERATING RESULTS

Price Summary

Variation in Local Currency

January—June Second quarter Second quarter 2012 Vs.

DOMESTIC GRAY CEMENT PRICE 2012 Vs. 2011 2012 Vs. 2011 First quarter 2012

Mexico 4% 5% (0%)

U.S.A. 0% 1% 2%

Northern Europe (*) 3% 3% (2%)

Mediterranean (*) (3%) 0% 5%

South, Central America and the Caribbean (*) 13% 12% 1%

Asia (*) 4% 7% 6%

READY-MIX PRICE

Mexico 6% 6% 1%

U.S.A. 3% 2% 2%

Northern Europe (*) 2% 2% (5%)

Mediterranean (*) 5% 6% 2%

South, Central America and the Caribbean (*) 19% 18% (0%)

Asia (*) 1% (1%) (1%)

AGGREGATES PRICE

Mexico 3% 1% (1%)

U.S.A. 3% 2% 1%

Northern Europe (*) 3% 3% (8%)

Mediterranean (*) 3% 4% 3%

South, Central America and the Caribbean (*) 10% 9% 2%

Asia (*) (6%) (5%) 3%

(*) Volume weighted-average price.

2012 Second Quarter Results

OTHER ACTIVITIES

CEMEX completes global integration of new business platform

On July 12, 2012, CEMEX announced its successful global integration of the most advanced enterprise platform based on SAP. The deployment was achieved in record time and cost across all its operations in over 50 countries. With this milestone CEMEX concluded the utilization of its previous platform, JD Edwards. With an increasingly complex operating environment in the building materials industry, CEMEX decided to make a quantum leap by adopting the best technology available, which is scalable, customizable and rapidly adaptable to the ever-changing market  conditions. Based on a SAP-Centric model and a clear vision for the future, CEMEX has incorporated a robust platform that integrates more efficiently all internal core processes and enhances its ability to operate consistently across all of its operations. This translates into a faster and better response to customers’ requirements and expectations. For the deployment of its new platform, CEMEX was supported by Neoris, its global business and IT consulting firm, which is a SAP Global Services Partner. Neoris through its SAP Excellence Centers –a group of knowledgeable and experienced consultants– supports SAP global implementations.

CEMEX announces exchange offer and/or consent request to its creditors under its financing agreement

On July 5, 2012 CEMEX announced that it has launched the exchange offer and consent request to participants under the Financing Agreement, dated as of August 14, 2009, as amended. This transaction commenced on July 5, 2012 and will expire at 5:00 p.m. (London time) /12:00 noon (New York City time) on August 20, 2012, subject to extension.

On June 29, 2012 CEMEX, announced that during the meetings with its lenders held in New York and in Madrid, CEMEX outlined a refinancing proposal (the “Proposed Transaction”) to its full syndicate of lenders under the Financing Agreement, dated as of August 14, 2009, as amended (the “Existing Financing Agreement”). The Proposed Transaction had been previously discussed and negotiated with a number of CEMEX’s banks which hold approximately 50% of the existing exposures under the Existing Financing  Agreement. The principal terms of the Proposed

Transaction, which includes an exchange offer (the “Exchange Offer”) and a consent request (the “Consent Request”), were as follows: CEMEX proposed that creditors exchange their existing exposures under the Existing Financing Agreement into one or a combination of the following: (a) new loans (the “New Loans”) or, for private placement notes, new private placement notes (the “New USPP Notes”), or (b) up to US$500 million in new high yield notes (the “New HY Notes”) to be issued by CEMEX, bearing interest at an annual rate of 9.5% and maturing in June 2018, having terms substantially similar to those of senior secured notes previously issued by CEMEX and/or its subsidiaries. The New HY Notes will be callable in 2016 and will be guaranteed by CEMEX México, S.A. de C.V., CEMEX España,

S.A., CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V. and the New Guarantors. In the case of over-subscription, New HY Notes will be allocated pro rata, and the remaining balance of any subscription would be re-allocated to New Loans or New USPP Notes, as applicable. There will be priority allocation for tenders received within a 10 business day early tender period, and if, as a result of over-subscription due to tenders submitted during the early tender period, a tendering holder was not allocated at least 75% of its requested subscription to the New HY Notes, it will have the option to revoke its tender. The Exchange Offer will remain open for 30 business days.

Creditors that participate in the Exchange Offer will receive an exchange fee of 80 basis points calculated on the amount of their existing exposures under the Existing Financing Agreement exchanged for New Loans or New USPP Notes.

Additional terms included in the Proposed Transaction are outlined in the press release issued by CEMEX dated June 29, 2012, and include: a three-year extension of the maturity—from February 2014 to February 2017; an up-front fee and revised margin; an enhanced guarantor package; a US$1 billion pay down in 2013; and revised operational and financial covenants.

CEMEX introduces Ecoperating, a sustainability label for its products and services

On June 21, 2012, CEMEX introduced the Ecoperating seal that will identify the products and services from CEMEX’s portfolio of building solutions that have an outstanding sustainability performance. Ecoperating is a seal that was developed through a rigorous internal process that measures the environmental or social impact of a wide range of building solutions that CEMEX offers – from products like low CO2 cement or concrete, to services such as paperless invoicing, to construction solutions like concrete pavements with smart LED lighting, to initiatives to build affordable housing, and to increase the use of alternative fuels derived from industrial, agricultural and residential waste. Among the most relevant criteria for a product or service to qualify for the Ecoperating seal are sustainable attributes, like thermal insulation, use of recycled raw material and contribution to a reduction in CO2 footprint. The Ecoperating seal was introduced this past June in a number of CEMEX’s cement and concrete products in Croatia and will be introduced in Egypt, the Philippines, Colombia, Costa Rica and Mexico during the third quarter of 2012, and in countries in Northern Europe, South America and the Caribbean and Asia during the fourth quarter of 2012 and the first half of 2013.

CEMEX’s alternative fuels strategy results in avoiding the emission of 1.8 million tons of CO2

On June 12, 2012, CEMEX reported that, since 2005, CEMEX has invested more than US$ 175 million in  adjusting its production process and installing equipment to prepare, handle and feed alternative  fuels into its cement kilns. In 2011, CEMEX achieved approximately a 25% alternative fuel substitution rate in its cement production, the highest rate among its global peers. The alternative fuel strategy has enabled CEMEX to avoid the use of  close to 2 million tons of coal and the emission of 1.8 million tons of CO2 into the atmosphere.

CEMEX has set a target of a 35% alternative fuel substitution rate in cement production by 2015, and it’s on track to make it happen.

2012 Second Quarter Results

OTHER INFORMATION

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that require CEMEX to, among other things, determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the consolidated tax group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should have been recovered by such individual entities over the succeeding 10 years. These amendments increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreased it to 28% for 2014 and future years. Pursuant to these amendments, the parent company was required to pay in 2010 (at the 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004, and to pay an additional 25% in 2011. The remaining 50% is required to be paid as follows: 20% in 2012*, 15% in 2013, and 15% in 2014. With respect to the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and are be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and, in relation to this, the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation, as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the parent company recognized the nominal value of estimated taxes payable in connection with these amendments of approximately US$799 million. This amount was recognized by the parent company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the parent company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within the group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects of the law related to the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the parent company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.”

In 2011, changes in the parent company’s tax payable associated with the tax consolidation in Mexico are as follows (approximate US$ Millions):

2011

Balance at the beginning of the period $727

Income tax received from subsidiaries $168

Restatement for the period $35

Payments during the period ($36)

Other ($5)

Balance at the end of the period $889

As of December 31, 2011, the balance of tax loss carryforwards that have not been considered in the tax consolidation was approximately US$1,038 million.

As of December 31, 2011, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US

2012 $50*

2013 $50

2014 $143

2015 $151

2016 $127

2017 and thereafter $368

$889

* This payment was done in March 2012.

Nationalization of CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law, because CEMEX had not receive any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its affiliate Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of US$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately US$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable net of approximately US$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately US$503 million and recognized a settlement gain in the statement of operations of approximately US$25 million, which includes the write-off of estimated currency translation effects accrued in equity.

Strabag Arbitration.

During the quarter, we were notified about a final award regarding the Strabag Arbitration, according to which it was declared that Strabag’s rescission of the share purchase agreement signed with us in 2008 was unlawful and ineffective, Strabag’s counterclaim was dismissed and Strabag was ordered to pay us (i) damages in the amount of €30,000,000.00 (approximately US$38 million as of June 30, 2012) with interest thereon from October 19, 2009 until payment in full at the rate of 8.32% per annum, (ii) default interest for the period of July 7, 2009 through September 16, 2009 in the amount of €4,946,182.00 (approximately US$6 million as of June 30, 2012) with interest thereon from June 30, 2010 until payment in full at the rate of 4% per annum, (iii) US$250,000.00 as partial compensation for our costs of arbitration

2012 Second Quarter Results

OTHER INFORMATION

and (iv) €750,551.00 (approximately US$950,423 as of June 30, 2012) as compensation for CEMEX's legal costs incurred in the proceedings. Strabag filed an annulment action before the Swiss Federal Court on July 2, 2012, as a result we have to submit our reply to the annulment action no later than by September 6, 2012.

Israeli Class Action Litigation.

On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it filed by a homeowner who built his house with concrete supplied by our subsidiary in Israel in October of 2010. According to the application, the plaintiff claims that the concrete supplied to him did not meet with the "Israel Standard for Concrete Strength No. 118" and that as a result our subsidiary in Israel acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with the Israeli standard requirements. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that would be sought amount to approximately ILS 276 million (approximately US$70 million as of June 30, 2012, based on an exchange rate of Israeli Shekel 3.92 to US$1.00). We have until September 21, 2012 to submit a formal response to the corresponding court. At this stage, we believe the application is vexatious and should be dismissed without any expense to us.

Environmental Laws and Regulations

Regarding the portland cement national emission standards ("Portland Cement NESHAP") for hazardous air pollutants issued by the U.S. Environmental Protection Agency under the Federal Clean Air Act originally scheduled to take effect in 2013, in June the EPA issued a proposed rule that would delay the NESHAP compliance date until September 2015.

Most significant reconciliation items from MFRS to IFRS in 2011

Considering the disclosure requirements of IFRS 1 and IAS 34, the following tables present the reconciliation from MFRS to IFRS of the main accounts of the consolidated balance sheet as of June 30, 2011 and the statements of operations for the six-month and the three-month periods ended June 30, 2011.

Reconciliation of statements of operations for the six-month period ended June 30, 2011

Millions of US dollars	Reconciling notes	MFRS	Adjustment (unaudited)	IFRS (unaudited)
Net sales	(m)	7,462	67	7,529
Cost of sales	(d, e, m)	(5,350)	(71)	(5,421)
Gross profit		**2,112**	(4)	2,108
Operating expenses	(e, l, m)	(1,684)	10	(1,674)
Operating income		**428**	6	434
Other expenses, net	(e, m)	(275)	46	(229)
Operating income after other expenses, net		**153**	**52**	**205**
Comprehensive financing cost, net	(b, m)	(614)	158	(456)
Equity in loss of associates	(m)	(33)	4	(29)
Loss before income taxes		**(461)**	210	(251)
Income tax	(k, l, m)	(77)	(79)	(156)
Consolidated net loss		**(571)**	**135**	**(436)**
Non-controlling interest net income (loss)		(1)	3	2
Controlling interest net loss		(570)	132	(438)

Reconciliation of statements of operations for the three-month period ended June 30, 2011

Millions of US dollars	Reconciling notes	MFRS	Adjustment (unaudited)	IFRS (unaudited)
Net sales	(m)	4,091	69	4,160
Cost of sales	(d, e, m)	(2,938)	(68)	(3,006)
Gross profit		**1,153**	1	1,154
SG&A expenses	(e, l, m)	(895)	(2)	(897)
Operating income		**258**	(1)	257
Other expenses, net	(e, m)	(202)	11	(191)
Operating income after other expenses, net		**56**	10	66
Comprehensive financing cost, net	(b, m)	(347)	133	(214)
Equity in loss of associates	(m)	(15)	3	(12)
Loss before income taxes		**(291)**	143	(148)
Income tax	(k, l, m)	13	(58)	(45)
Consolidated net loss		**(293)**	**88**	**(205)**
Non-controlling interest net Income		1	3	4
Controlling interest net loss		**(294)**	**85**	**(209)**

Balance sheet reconciliation as of June 30, 2011

Millions of US dollars	Reconciling notes	MFRS	Adjustment (unaudited)	IFRS (unaudited)
Total Assets		**42,387**	**(307)**	**42,080**
Cash and Investments	(m)	675	68	743
Trade receivables less allowance for doubtful accounts	(a, m)	1,420	980	2,399
Other accounts receivables and other current assets	(a, b, c, m)	1,190	(261)	929
Inventories, net	(d, m)	1,387	(5)	1,382
Property, machinery and equipment	(c, e, m)	18,975	(505)	18,471
Other non-current assets	(c, f, g, k, m)	18,740	(584)	18,156
Total Liabilities		**25,407**	**2,496**	**27,903**
Current Liabilities	(a, b, c, h, j, m)	4,165	799	4,964
Long-term liabilities	(a, b, c, h, j l, k, m)	16,928	(1,938)	14,990
Other short and long term liabilities	(a, c)	4,314	3,635	7,949
Total stockholders' equity		**16,980**	**(2,803)**	**14,177**
Total liabilities and stockholders' equity		**42,387**	**(307)**	**42,080**

2012 Second Quarter Results Page 18

OTHER INFORMATION

Notes to the reconciliations from MFRS to IFRS

a) Derecognition of financial assets and liabilities

CEMEX has securitization programs in several countries with various financial institutions under which, in accordance with MFRS and considering that CEMEX surrenders control associated with the trade receivables sold and that there is no guarantee or obligation reacquire the assets, the accounts receivable were removed from the balance sheet at the moment of the sale, except for the unfunded amounts that were reclassified to other short-term accounts  receivable. IAS 39 under IFRS does not permit many securitizations to qualify for derecognition due to some ongoing involvement that causes entities to retain some of the risks and rewards related to the transferred assets. Hence, under IFRS, except for non-recourse factoring transactions, CEMEX´s securitization programs of trade accounts receivable under IFRS did not qualify for derecognition, and the funded amount is recognized against corresponding liability. As of June 30, 2011 there was a net increase in short-term assets of approximately US$610 million. b) Fair value of derivative financial instruments

IAS 39 under IFRS requires that the fair value of derivative financial instruments should reflect the credit risk of the counterparties, comparison with MFRS that does not provide any related guidance. As of June 30, 2011, the effect of including the credit risk to CEMEX´s derivative financial instruments represented a net increase of US$19 million in the net liability under IFRS. The corresponding effect for the six-month and the three-month periods ended June 30, 2011 represented losses of approximately US$29 million and US$2million, respectively.

Under IFRS, due to the functional currency of the issuer, the  conversion options embedded in CEMEX’s convertible notes are recognized at fair value through the statements of operations. Under MFRS, these options represented the equity components such notes and were not subsequently valued after initial recognition. For the six-month and the three-month periods ended June 30, 2011, changes in fair value under IFRS of the aforementioned options resulted in gains of approximately US$149 million and US$123 million, respectively.

c) Others

As of June 30, 2011, in order to comply with IFRS presentation requirements that differ from MFRS, there are certain reclassifications between line items in the balance sheet, the most significant are as follows: a) Approximately US$231 million of extraction rights and rights for using rented quarries were reclassified from fixed assets under MFRS to intangible assets under IFRS; and b) Approximately US$98 million of deferred financing costs under MFRS were reclassified to debt under IFRS.

d) Storage costs

According to IAS 2 under IFRS, storage costs that are incurred during the production process should be excluded from the cost of inventories and are required to be expensed as incurred. Under MFRS, storage costs were recognized within inventories. As of June 30, 2011, this adjustment represented a reduction in inventory under IFRS of approximately US$2 million. The corresponding effects during the six-month and the three-month periods ended June 30, 2011 represented immaterial decreases in cost of sales against inventories.

e) Property, machinery and equipment

As of June 30, 2011, resulting from the valuation of mineral reserves, certain buildings and major machinery and equipment located in several countries at fair value as deemed cost upon transition to IFRS, this line item decreased approximately US$156 million under IFRS as compared to the carrying amount that such assets had under MFRS.

Under MFRS, in order to restate certain components of the financial statements by inflation, several CEMEX’s operations were considered as operating in highly-inflationary environments considering that the  accumulated inflation rate over the last three years exceeded 26%. Upon transition to IFRS as of January 1, 2010 and as of June 30, 2011, the threshold to consider whether an economy is hyperinflationary presented when the accumulated inflation rate over the last three years is approaching, or exceeds 100% was not reached in any country in which CEMEX operates. Consequently, as of June 30, 2011, the elimination under IFRS of inflation restatement effects of property, machinery and equipment and intangible assets recognized under MFRS resulted in a net decrease in this line item for approximately US$564 million.

For the six-month and the three-month periods ended June 30, 2011, the different depreciable amounts of property, machinery and equipment under IFRS resulting from the reconciling adjustments described above, resulted in increases in the depreciation expense under IFRS for approximately US$37 million and US$24 million, respectively, as compared to the amounts recognized under MFRS.

f) Intangible assets

Resulting from the identification and separation as intangible assets upon transition to IFRS of certain extraction permits in the cement and ready mix sectors that were recognized within goodwill under MFRS, for the six-month and the three-month periods ended June 30,  2011, the amortization expense associated with extraction permits under IFRS decreased by approximately US$12 million and US$6 million, respectively, as compared to the amounts recognized under MFRS.

g) Deferred financing costs

Upon transition to IFRS, deferred financing costs under MFRS associated  with CEMEX’s Financing Agreement for approximately US$514 million did not meet all the requirements for capitalization and deferral under IAS 39 and were immediately recognized upon transition against retained earnings, decreasing

CEMEX’s deferred charges under IFRS. In connection with this adjustment, for the six-month and the three-month periods ended June 30, 2011, the amortization of deferred financing costs under IFRS recognized in the statements of operations decreased for approximately US$85 million and US$36 million, respectively, as compared to the amounts recognized under MFRS.

h) Amortized cost of debt under the Financing Agreement

As of June 30, 2011, resulting from differences in the amortized cost of a portion of the debt included in CEMEX’s Financing Agreement upon transition to IFRS, the balance of debt under IFRS decreased for approximately US$8 million. For the sixmonth and the threemonth periods ended June 30, 2011, the accretion expense of this debt (interest expense) associated with changes in its amortized cost was approximately US$1.6 million and US$0.6 million, respectively.

2012 Second Quarter Results

OTHER INFORMATION

i) Pensions and postretirement benefits

Upon transition to IFRS, CEMEX elected to reset to zero all cumulative net actuarial losses pending for amortization under MFRS against retained earnings. As of June 30, 2011, in connection with this adjustment, the employee benefits' liability increased for approximately US$484 million as compared to the amount recognized under MFRS.

Under IFRS, termination benefits are expensed as incurred, whereas under MFRS, such termination benefits were accrued based on actuarial calculations of the estimated obligation. Upon transition to IFRS, the provision under MFRS was cancelled against retained earnings. As a result of this adjustment, as of June 30, 2011, the employee benefits liability under IFRS decreased for approximately US$43.

j) Asset retirement obligations (decommissioning costs)

Upon transition to IFRS, there were certain differences between CEMEX's liabilities for asset retirement obligations under MFRS and those determined under IFRS, which resulted in an increase in the liability under IFRS against the related assets. As of June 30, 2011 as a result of this adjustment, the liabilities for asset retirement obligations under IFRS increased by approximately US$36 million.

k) Deferred income taxes

The different amounts of assets and liabilities under IFRS generate changes in the deferred tax assets and liabilities under IFRS as compared to those previously recognized under MFRS. As of June 30, 2011, the net deferred tax asset under IFRS (deferred tax assets less deferred tax liabilities) increased for approximately US$205 million, as compared to the net deferred tax asset previously recorded under MFRS.

l) Uncertain tax positions

Under MFRS, the income tax effects from an uncertain tax position were recognized following a cumulative probability model; meanwhile, under IFRS, the tax effects of a position are measured using either an expected value approach or a single best estimate of the most likely outcome only if it is "more-likely-than-not" to be sustained based on its technical merits as of the reporting date. In making this assessment, CEMEX has assumed that the tax authorities will examine each position and have full knowledge of all relevant information. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The more-likely-than-not threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized. As of June 30, 2011, resulting from the difference in the measurement and recognition of the effects related to uncertain tax positions between MFRS and IFRS, the provision for uncertain tax positions recorded under IFRS increased for approximately US$618 million as compared to the amounts recorded under MFRS. For the six-month and the three-month periods ended June 30, 2011, the income tax effects from the uncertain tax positions under IFRS resulted in increase in the income tax expense for approximately US$72 million, respectively, as compared to the amounts recorded under MFRS.

m) Ready Mix Consolidation

Considering certain potential voting rights, under IFRS, the acquisition date of Ready Mix USA, LLC was March 31, 2011, whereas under MFRS, CEMEX acquired Ready Mix USA, LLC on August 1, 2011 date in which CEMEX assumed effective control. As a result of this difference, CEMEX's balance sheet and statement of operations under IFRS as of and for the three-month period ended June 30, 2011, include the balance sheet and results of operations of Ready Mix USA, LLC as of and for the same period.

2012 Second Quarter Results Page 20

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the second quarter of 2012 and the second quarter of 2011 are 13.25 and 11.82 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of June 30, 2012, and June 30, 2011, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2012 and 2011, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,114.2 million for the second quarter of 2012, 1,113.4 million for year-to-date 2012, 1,107.1 million for the second quarter of 2011, and 1,107.0 million for year-to-date 2011.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January – June		Second quarter	
	2012 Average	2011 Average	2012 Average	2011 Average
Mexican peso	13.25	11.82	13.59	11.60
Euro	0.7677	0.7054	0.7842	0.6881
British pound	0.6312	0.6177	0.6324	0.6105

Amounts provided in units of local currency per US dollar.

2012 Second Quarter Results Page 21